Exhibit 99.3

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N E W S     R E L E A S E

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Siyata Mobile Announces First Quarter 2022 Financial Results

●	Q1 revenue negatively impacted due to transition from legacy product sales cycle to new product lines

●	Subsequent to quarter end, Siyata received a $2.2 million purchase order for a Tier 1 US wireless operator for SD7, VK7 and various accessories

Vancouver, BC – May 16, 2022 -- Siyata Mobile Inc. (Nasdaq: SYTA, SYTAW) (“Siyata” or the “Company”), a global vendor of Push-to-Talk over Cellular (PoC) devices and cellular signal booster systems, announced its financial results for the three months ended March 31, 2022. Subsequent to quarter end, the Company received a $2.2 million purchase order for a Tier 1 US wireless operator. All amounts are in US dollars unless otherwise indicated.

“We fortified the foundation for our North American launch of the SD7, our newest push-to-talk ruggedized device, and the accompanying vehicle kit accessory, the VK7, during the first quarter,” said Marc Seelenfreund, Founder and CEO of Siyata. “The recent approval onto a national broadband network for first responders and certification of the SD7, enabling first responders to tap into specialized capabilities designed to meet their needs, is a game changer that is expected to accelerate sales growth in the quarters ahead, as evidenced by the $2.2 million purchase order we recently received for a Tier 1 US wireless operator. We believe there is significant near and long-term growth potential for these product lines which have the potential to disrupt the $12.6 billion Land Mobile Radio (LMR) industry and replace traditional two-way radios with next-generation devices.”

First Quarter 2022 Financial Highlights:

●	Revenues for the three months ended March 31, 2022, were $832,974 compared to $4,031,975 for the three months ended March 31, 2021. This variance of $3,199,001 is mainly due to the transition from the legacy product sales cycle to the new product line, where production has been ramped up for the SD7 rugged handset.

●	Gross margin for the three months ended March 31, 2022 was $255,051 (30.6% of sales) compared to $1,740,091 43.2% of sales for the three months ended March 31, 2021, a variance in gross margin dollars of $1,485,040 primarily related to both to the sale of rugged and in-vehicle cellular devices at lower margins compared to the sale of industrial boosters in the US marketplace at slightly higher margins and due to the prior-year period, one-time booster sale in Q1 2021 at higher margins.

●	For the year three months ended March 31, 2022, adjusted EBITDA is negative ($2,629,373) versus negative ($291,346) in the prior year period, a variance of ($2,338,967). Adjusted EBITDA is defined as the net operating loss excluding depreciation and amortization and share-based compensation expense.

●	The Company experienced a net loss for the three months ended March 31, 2022 of ($4,893,491) as compared to a net loss of ($2,115,406) in the prior year period, a variance of ($2,778,085). This negative variance was due mainly to, a decrease in gross profit of $1,485,040 and a change in fair value of derivatives of $1,390,950.

●	As at March 31, 2022 the Company had a cash balance $9,221,049 (Dec 31, 2021- $1,619,742) and working capital of $11,058,203- (December 31, 2021-negative $688,973). Cash consumed in the quarter relates largely to cash consumed for operations, a $4.0 million repayment of a $7.2 million senior secured convertible promissory note, and the fees associated with a previously announced $20 million underwritten public offering. In addition, the Company’s preparation to launch its new products resulted in a sequential: $1.0 million increase in inventory, $0.6 million increase in advance to suppliers, and a $0.8 million reduction to accounts payable.

Outlook

Siyata is building on a strong foundation, expanding distribution partnerships, adding key new sales hires, and accelerating its North American rollout. The recently announced certification and approval of Siyata’s SD7 ruggedized device is a major milestone that furthers the Company’s goal of disrupting the $12.6 billion LMR industry. Subsequent to this carrier approval, the Company received a $2.2 million purchase order (PO) for a Tier 1 US wireless operator. The PO included SD7 devices and associated accessories as well as VK7 kits (Vehicle Kit 7), a first-of-its-kind, patent-pending car kit designed for optimal in-vehicle experience for the user that is similar to a traditional LMR mobile device.

Rugged Handsets | Siyata’s rugged handsets are targeted to the approximately 47 million enterprise task and public sector workers across North America including construction, transport & logistics, manufacturing, energy & utility, public safety, and federal government. Siyata’s Q4 2021 launch of the SD7 device in North America expanded the Company’s footprint in this product category. The Company is planning to launch the SD7 device in Europe in 2022.

Uniden® UV350 | Pent-up demand for this disruptive solution in the wake of pandemic-related delays has led to multiple active engagements with many customer trials resuming in 2022, which should translate into robust growth in this product line in the quarters ahead.

Cellular Boosters | The pandemic has helped fuel strong demand for Siyata’s boosters in 2020 and 2021. We believe this momentum will resume in 2022 with multiple programs with existing customers, numerous trials with new customers, and expanding opportunities in new verticals.

Selected Financial Information

Consolidated Statements of Loss and Comprehensive Loss

(Expressed in US dollars)

For the three months ended March 31, 2022 and 2021

	2022	2021

Revenue (Note 25)	832,974	4,031,975
Cost of Sales (Note 17)	(577,923)	(2,291,884)
Gross profit	255,051	1,740,091

EXPENSES
Amortization and Depreciation (Note 8)	124,505	321,017
Development expenses (Note 8)	123,316	-
Selling and marketing (Note 18)	1,045,051	972,959
General and administrative (Note 19)	1,659,079	1,058,478
Inventory impairment (Note 6)	64,336	-
Bad Debts (recovered) (Note 5)	(7,358)	-
Share-based payments (Note 16)	812,735	592,792
Total Operating Expenses	3,821,664	2,945,246

Net operating loss	(3,566,613)	(1,205,155)

OTHER EXPENSES
Finance expense (note 20)	26,987	390,861
Foreign exchange	(90,659)	440,321
Change in fair value of convertible debenture (Note 12)	2,680,457	-
Change in fair value of warrant liability (note 13)	(1,289,907)	-
Transaction costs (Note 21)	-	79,069
Total other expenses	1,326,878	910,251
Net loss for the period	-4,893,491	-2,115,406

Other comprehensive income (loss)
Translation Adjustment	(24,467)	67,415
Comprehensive loss for the period	-4,917,958	-2,047,991

Weighted Average Shares	12,976,363	4,726,991

Basic and diluted loss per share	(0.38)	(0.45)

The accompanying notes are an integral part of these consolidated unaudited interim financial statements

Reconciliation to Adjusted EBITDA

(Expressed in US dollars)

For the three months ended March 31, 2022 and 2021

	2022	2021
Operating Loss	(3,566,613)	(1,205,155)
Depreciation and Amortization	124,505	321,017
EBITDA	(3,442,108)	(884,138)
Share-based Compensation Expense	812,735	592,792
Adjusted EBITDA	(2,629,373)	(291,346)

About Siyata Mobile

Siyata Mobile Inc. is a B2B global vendor of next generation Push-To-Talk over Cellular (PoC) devices and cellular booster systems. Its portfolio of in-vehicle and rugged smartphones enable first responders and enterprise workers to instantly communicate, over a nationwide cellular network of choice, to increase situational awareness and save lives.

Its portfolio of enterprise grade and consumer cellular booster systems enables first responders and enterprise workers to amplify cellular signal in remote areas, inside buildings where signals are weak and within vehicles for the maximum cellular signal strength possible.

Siyata’s common shares trade on the Nasdaq under the symbol “SYTA” and its warrants under “SYTAW”.

Visit siyatamobile.com and unidencellular.com to learn more.

Investor Relations (United States):

Dave Gentry, CEO

RedChip Companies

1-800 RED-CHIP (733-2447)

407-491-4499

SYTA@redchip.com

Investor Relations (Canada):

Kin Communications

1-866-684-6730

SYTA@kincommunications.com

Siyata Mobile Corporate:

Daniel Kim, VP of Corporate Development

Siyata Mobile Inc.

daniel@siyata.net

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “aims,” “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will,” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Siyata’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Siyata could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Siyata’s filings with the Securities and Exchange Commission (“SEC”), and in any subsequent filings with the SEC. Except as otherwise required by law, Siyata undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release.

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